Exhibit 12.01

NUSTAR ENERGY L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratio)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$154,913	$149,885	$110,069	$77,074	$67,177

Add:
Fixed charges	91,594	75,829	46,211	21,625	16,443
Amortization of capitalized interest	255	126	80	60	55
Distributions from joint ventures	544	5,268	4,657	1,373	2,803
Less: Interest capitalized	(5,995)	(1,758)	(1,008)	(192)	(123)

Total earnings	$241,311	$229,350	$160,009	$99,940	$86,355

Fixed charges:
Interest expense (1)	$77,584	$68,241	$41,616	$20,630	$15,291
Amortization of debt issuance costs	1,030	726	622	407	740
Interest capitalized	5,995	1,758	1,008	192	123
Rental expense interest factor (2)	6,985	5,104	2,965	396	289

Total fixed charges	$91,594	$75,829	$46,211	$21,625	$16,443

Ratio of earnings to fixed charges	2.6x	3.0x	3.5x	4.6x	5.3x

(1)	The “interest expense, net” reported in our consolidated statements of income for the years ended December 31, 2007, 2006, and 2005 includes investment income of $2,098,000, $2,701,000, and $850,000 respectively.
(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.